FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on August 14, 2008 that reports results for the second quarter and six months period ended June 30, 2008

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-3, filed on July 2, 2008, Registration Statement No. 333-152089, and the Company's Registration Statement on Form S-8, filed on December 18, 2007, Registration Statement No. 333-148124.

Euroseas Ltd. Reports Results for the Second Quarter and Six Month Period Ended June 30, 2008

Maroussi, Athens, Greece – August 14, 2008 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the second quarter of 2008 and six month period ended June 30, 2008.

Second Quarter 2008 Highlights:

•

Net income of $15.7 million or $0.52 per share basic and $0.51 per share diluted calculated on 30,428,810 basic and 30,554,537 diluted weighted number of shares outstanding, respectively, on total net revenues of $34.5 million. Excluding the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended June 30, 2008 would have been $0.44 per share basic and diluted.

•

Adjusted EBITDA was $21.7 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average 15.44 vessels were operated during the second quarter 2008 earning an average time charter equivalent rate of $25,918 per day.

•

Declared a quarterly dividend of $0.32 per share for the second quarter 2008 payable on September 17, 2008 to shareholders of record on September 5, 2008.

Six Months 2008 Highlights:

•

Net income of $30.9 million or $1.02 per share basic and $1.01 per share diluted calculated on 30,375,182 basic and 30,501,654 diluted weighted number of shares outstanding, respectively, on total net revenues of $67.3 million. Excluding the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the six months ended June 30, 2008 would have been $0.87 per share basic and $0.86 per share diluted, respectively.

•

Adjusted EBITDA was $42.7 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average 15.22 vessels were operated during the first six months of 2008 earning an average time charter equivalent rate of $25,824 per day

•

Declared quarterly dividends for the first and second quarters of 2008, aggregating $0.63 per share.

Fleet Developments:

•

In May 2008, took delivery of the M/V Maersk Noumea, an intermediate container vessel acquired for $43.5 million in May 2008. The vessel has a capacity of 34,677 dwt and 2,556 teu built in 2001, in South Korea. The vessel is employed under a term charter until August 2011, at a rate of about $16,800 per day followed by three one-year optional extensions for the charterer.

•

Following the acquisition of M/V Maersk Noumea, approximately 80% of Euroseas total fleet days in the remaining of 2008 and approximately 34% in 2009 are fixed under period charters, already concluded spot charters, or, otherwise protected from market fluctuations.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the second quarter of 2008, we continued to solidify our operations and at the same time expanded our fleet by one vessel, acquiring our youngest containership. We plan to continue expanding our fleet when opportunities arise by selecting vessels from the whole spectrum of the drybulk and containership markets which we believe maximize our return on equity at any given point of the market cycles.  The growth of our dividend from $0.49 per share for the first six months of 2007 to $0.63 per share for the first six months of 2008, a 29% increase, is the best evidence of the effectiveness of our investment and employment strategy, especially since it represents only about 60% of our net income and less than 50% of our cash flow. Our aim is to continue providing consistent and significant dividends throughout the market cycles.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first six months of 2008 reflect significantly higher revenues compared to the first six months 2007 due to the higher average time charter equivalent rate our vessels have achieved and the higher number of vessels in our fleet.  Specifically during the first six months of 2008, our fleet earned on average $25,824 per vessel per day compared to $18,567 per vessel per day during the same period in 2007. Daily vessel operating expenses, including management fees, during the first six months of 2008 reflect an increase of about 29% on a per vessel per day basis compared to the same period in 2007. This increase is mainly due to the increase in euro/dollar exchange rate, cost of lubricants, higher maintenance costs and higher crew costs because of the increased competition in securing quality personnel.

As of today, about 80% of our ship capacity days in the remaining of 2008 have been fixed (including the spot voyages already concluded for which the revenue is already known). In 2009, 34% of our capacity is under time charter contracts or protected from market fluctuations. We believe that our contract coverage gives us a solid revenue base for 2008 and 2009, more predictable cash flows and sufficient downside protection, while still allowing us to participate in the potential upside of the market.”

Second Quarter 2008 Results:

For the second quarter of 2008, the Company reported total net revenues of $34.5 million and net income of $15.7 million representing a 121.5% and 145.3% increase, respectively, over total net revenues of $15.6 million and net income of $6.4 million during the second quarter of 2007 On average, 15.44 vessels were operated during the second quarter 2008 earning an average time charter equivalent rate of $25,918 per day compared to 10.08 vessels in the same period 2007 earning on average $18,776 per day.

Adjusted EBITDA for the second quarter of 2008 was $21.7 million, a 91.4% increase over $11.4 million achieved during the second quarter of 2007. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic earnings per share for the second quarter of 2008 were $0.52, calculated on 30,428,810 weighted average number of shares outstanding, compared to earnings per share of $0.35 for the second quarter of 2007, calculated on 18,370,861 weighted average number of shares outstanding.  Diluted earnings per share were $0.51 and $0.35, respectively, inclusive of capital gains of $0.20 for the second quarter of 2007. The Company has recently declared a quarterly dividend of $0.32 per share, which represents its twelfth consecutive quarterly dividend and a 28% increase over last year’s second quarter dividend.

Excluding the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended June 30, 2008 would have been $0.44 per share basic and diluted and, for the quarter ended June 30, 2007 would have been $0.38 per share basic and diluted. Usually, security analysts do not include amortization of the fair value of period charter contracts in their published estimates of earnings per share.

Six Months Ended June 30, 2008 Results:

For the six months ended June 30, 2008, the company reported total net revenues of $67.3 million and net income of $30.9 million, representing a 131.2% and 94.5% increase, respectively over the same period of 2007. Adjusted EBITDA for the period was $42.7 million, a 71.1% increase over 2007 (please see below for Adjusted EBITDA reconciliation to net income and cash flow from operating activities). In the first six months ended June 30, 2007, net revenues were $29.1 million, net income was $15.9 million and EBITDA was $24.9 million.  On average, 15.22 vessels were operated during the six month period 2008 earning an average time charter equivalent rate of $25,824 per day compared to 9.55 vessels in the same period 2007 earning a time charter equivalent rate of $18,567. Results for the six month period ended June 30, 2007 included a capital gain of $3.4 million from the sale of M/V “Ariel”. Excluding the capital gains from the 2007 results, net income and Adjusted EBITDA for the six month period ended June 30, 2008 increased 147.7% and 98.2%, respectively, over the same period of 2007.

Basic earnings per share for the six months ended June 30, 2008, were $1.02, calculated on 30,375,182 weighted average number of shares outstanding, compared to earnings per share of $0.92 for the same period of 2007 calculated on 17,258,629 weighted average number of shares outstanding. Diluted earnings per share were $1.01 and $0.92 per share calculated on 30,501,654 and 17,258,629 weighted average number of shares outstanding for the first six months of 2008and 2007, respectively.

Excluding the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the six month period ended June 30, 2008 would have been $0.87 per share basic and $0.86 per shares diluted, and, for the six month period ended June 30, 2007 would have been $0.79 per share basic and diluted exclusive of a $0.20 per share capital gain from the sale of M/V Ariel in February 2007. Usually, security analysts do not include amortization of the fair value of period charter contracts or contribution from capital gains in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	Spot/Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-09	$52,000
IOANNA P.	Panamax	64,873		1984	Spot	Spot
NIKOLAOS P.	Handysize	34,750		1984	TC ‘til Sep-08	$36,000
GREGOS	Handysize	38,691		1984	Spot	Spot
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Feb-09	$15,250
OEL INTEGRITY (ex-JONATHAN P)	Handy size	33,667	1,932	1990	TC ‘til May-09	$16,500
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Sep/Nov 09	$18,500
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Nov-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$12,800 ‘til Apr-08 $13,175 ‘til Apr-09
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	573,571	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

Summary Fleet Data:

	3 months, ended June 30, 2007	3 months, ended June 30, 2008	6 months, ended June 30, 2007	6 months, ended June 30, 2008
FLEET DATA
Average number of vessels (1)	10.08	15.44	9.55	15.22
Calendar days for fleet (2)	917.0	1,405.0	1,728.0	2,770.0
Available days for fleet (3)	862.0	1,369.3	1,629.0	2,671.2
Voyage days for fleet (4)	860.6	1,353.5	1,626.3	2,646.2
Fleet utilization (5)	99.8%	98.8%	99.8%	99.1%

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	18,776	25,918	18,567	25,824
Vessel operating expenses (7)	4,587	6,050	4,515	5,820
General and administrative expenses (8)	474	894	396	829
Total vessel operating expenses (9)	5,061	6,944	4,911	6,649

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and management fees are calculated by dividing vessel operating expenses plus management fees by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Later today, August 14, 2008 at 10:30 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until August 21, 2008 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the second quarter and six month period ended June 30, 2008 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statement of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended June 30,	Three Months Ended, June 30,	Six Months Ended, June 30,	Six Months Ended June 30,
	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	16,341,028	35,982,504	30,524,348	70,453,207
Commissions	(784,430)	(1,518,387)	(1,421,101)	(3,167,155)
Net revenues	15,556,598	34,464,117	29,103,247	67, 286,052

Operating expenses
Voyage expenses	182,008	902,168	328,623	2,117,459
Vessel operating expenses	3,423,148	7,097,071	6,350,159	13,407,911
Amortization and depreciation	3,472,104	8,486,784	6,163,131	16,456,481
Management fees	783,171	1,403,355	1,451,378	2,714,535
Other general and administrative expenses	434,280	1,256,180	683,916	2,297,429
Total operating expenses	8,294,711	19,145,558	14,977,207	36, 993,815

Net gain from sale of vessel	-	-	3,411,397	-
Operating income	7,261,887	15,318,559	17,537,437	30,292,237
Other income/(expenses)
Interest and finance cost	(1,165,008)	(677,742)	(2,358,105)	(1,700,736)
Interest income	303,725	723,422	695,981	1,860,219
Income from investments	-	324,502	-	431,695
Foreign exchange (loss)/gain	(538)	8,444	60	(13,382)
Other expenses, net	(861,821)	378,626	(1,662,064)	577,796

Net income	6,400,066	15,697,185	15,875,373	30,870,033
Earnings, per share, basic	0.35	0.52	0.92	1.02
Weighted average number of shares, basic	18,370,861	30,428,810	17,258,629	30,375,182
Earnings, per share, diluted	0.35	0.51	0.92	1.01
Weighted average number of shares, diluted	18,447,922	30,554,537	17,258,629	30,501,654

Euroseas Ltd.

Consolidated Condensed Balance Sheet

(All amounts expressed in U.S. Dollars)

	December 31, 2007	June 30, 2008
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	104,135,320	68,700,764
Trade accounts receivable	1,174,045	1,533,923
Other receivables, net	741,081	668,113
Due from related company	5,291,197	3,852,494
Inventories	1,903,678	1,598,393
Restricted cash	1,739,879	1,895,523
Trading securities	2,891,658	2,865,707
Prepaid expenses	430,605	365,137
Total current assets	118,307,463	81,480,054

Fixed assets:
Vessels, net	238,248,984	276,640,894
Long-term assets:
Restricted cash	4,500,000	4,800,000
Deferred charges, net	5,529,870	7,092,133
Deferred offering expenses	-	122,925
Fair value of above market time charter acquired	4,604,514	3,128,968
Total long-term assets	252,883,368	291,784,920
Total assets	371,190,831	373,264,974

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	25,575,000	17,310,000
Trade accounts payable	3,789,764	2,571,440
Accrued expenses	2,043,585	2,043,734
Accrued dividends	-	132,675
Deferred revenue	3,774,162	2,954,554
Total current liabilities	35,182,511	25,012,403

Long-term liabilities:
Long term debt, net of current portion	56,015,000	49,790,000
Fair value of below market time charter acquired	8,202,972	11,808,252
Total long-term liabilities	64,217,972	61,598,252
Total liabilities	99,400,483	86,610,655

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,261,113 and 30,430,236 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	907,834	912,908
Additional paid-in capital	231,147,700	233,830,946
Retained earnings	39,734,814	51,910,465
Total shareholders' equity	271,790,348	286,654,319
Total liabilities and shareholders' equity	371,190,831	373,264,974

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2007	2008
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	15,875,373	30,870,033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	5,613,098	14,787,848
Amortization of deferred charges	587,883	1,712,454
Amortization of fair value of time charters	1,231,626	(4,516,612)
Gain on sale of vessels	(3,411,397)	-
Share-based compensation	-	877,398
Proceeds from sale of trading securities, net	-	282,646
Gain on trading securities	-	(256,695)
Changes in operating assets and liabilities	1,426,504	(3,802,539)
Net cash provided by operating activities	21,323,087	39,954,533

Cash flows from investing activities:
Purchase of vessels including improvements	(58,128,739)	(43,582,320)
Change in restricted cash	(733,359)	(455,644)
Proceeds from sale of vessels	5,223,523	-
Net cash (used in) investing activities	(53,638,575)	(44,037,964)

Cash flows from financing activities:
Issuance of share capital	172,560	5,030
Net proceeds from shares issued	44,213,244	1,805,892
Dividends paid	(7,185,754)	(18,561,707)
Loan arrangement fees paid	(40,000)	-
Offering expenses paid	(1,038,394)	(110,340)
Proceeds from long term debt	10,000,000	-
Repayment of long-term debts	(9,370,000)	(14,490,000)
Net cash provided by / (used in) financing activities	36,751,656	(31,351,125)

Net increase / (decrease) in cash and cash equivalents	4,436,168	(35,434,556)
Cash and cash equivalents at beginning of period	2,791,107	104,135,320
Cash and cash equivalents at end of period	7,227,275	68,700,764

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	Six Months Ended June 30, 2007	Six Months Ended June 30, 2008
Net income	6,400,066	15,697,185	15,875,373	30,870,033
Interest and finance costs, net (includes interest income)	861,283	(45,680)	1,662,124	(159,483)
Depreciation and amortization	3,472,104	8,486,784	6,163,131	16,456,481
Amortization of deferred revenue of below market time charter acquired	(116,536)	(3,142,739)	(231,791)	(5,992,158)
Amortization of deferred revenue of above market time charter acquired	735,751	737,773	1,463,417	1,475,546
Adjusted EBITDA	11,352,668	21,733,323	24,932,254	42,650,419

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	Six Months Ended June 30, 2007	Six Months Ended June 30, 2008
Net cash flow provided by operating activities	12,478,230	17,199,980	21,323,087	39,954,533
Changes in operating assets / liabilities	(1,971,114)	5,418,142	(1,426,504)	3,802,539
Gain from vessel sale	-	-	3,411,397	-
Gain on trading securities, net	-	239,653	-	256,695
Investment on trading securities, net	-	(547,828)	-	(282,646)
Share based compensation	-	(509,658)	-	(877,398)
Interest, net	845,552	(66,966)	1,624,274	(203,304)
Adjusted EBITDA	11,352,668	21,733,323	24,932,254	42,650,419

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from the Amortization of the

Fair Value of Charters Acquired and Gains from Vessel Sales to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	Six Months Ended June 30, 2007	Six Months Ended June 30, 2008
Net income	6,400,066	15,697,185	15,875,373	30,870,033
Amortization of deferred revenue of below market time charter acquired	(116,536)	(3,142,739)	(231,791)	(5,992,158)
Amortization of deferred revenue of above market time charter acquired	735,751	737,773	1,463,417	1,475,546
Gain on vessel sale	-	-	(3,411,397)	-
Net Income excluding amortization of the fair value of charters acquired and gains on vessel sales	7,019,281	13,292,219	13,695,602	26,353,421
Net Income per share excluding amortization of the fair value of charters acquired, basic	0.38	0.44	0.79	0.87
Weighted average number of shares, basic	18,370,861	30,428,810	17,258,629	30,375,182
Net Income per share excluding amortization of the fair value of charters acquired, diluted	0.38	0.44	0.79	0.86
Weighted average number of shares, diluted	18,447,922	30,554,537	17,258,629	30,501,654

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 10 container ships have a cargo capacity of 17,877 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  August 14, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President